SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                           (Amendment Number Fifteen)



                               Redwood Trust, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    758075402
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                                 (Cusip Number)

                                   12/31/2006
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1 (b)

         / / Rule 13d-1 (c)

         / / Rule 13d-1 (d)


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

CUSIP NO. 758075402                                                          13G


1)  NAME OF REPORTING PERSON            I.R.S. NUMBER OF REPORTING PERSON
        Wallace R. Weitz & Company      Tax I.D. No. 47-0654095

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) [ ]
                (b) [X]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5)  Sole Voting Power:                     4,524,604*
6)  Shared Voting Power:                   4,524,604*
7)  Sole Dispositive Power:                4,575,104
8)  Shared Dispositive Power:              None

9)  AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
        4,575,104

10) CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
        [ ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
        17.1%

12) TYPE OF REPORTING PERSON
        IA


*1,955,225 of the shares of common stock are subject to a Voting Agreement pursuant to which Wallace R. Weitz & Company has transferred its voting rights with respect to such shares to certain principal shareholders of Redwood Trust.


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

CUSIP NO. 758075402                                                          13G

1)  NAME OF REPORTING PERSON
        Wallace R. Weitz

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) [ ]                 N/A
                (b) [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5)  Sole Voting Power:                     None
6)  Shared Voting Power:                   4,524,604*
7)  Sole Dispositive Power:                None
8)  Shared Dispositive Power:              4,575,104

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,575,104

10) CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
        [ ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        17.1%

12) TYPE OF REPORTING PERSON
        IN


*1,955,225 of the shares of common stock are subject to a Voting Agreement pursuant to which Wallace R. Weitz & Company has transferred its voting rights with respect to such shares to certain principal shareholders of Redwood Trust.


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

Item 1(a). Name of Issuer:
                Redwood Trust, Inc.

Item 1(b). Address of Issuer's Principal Executive Office:
                One Belvedere Place, # 300
                Mill Valley, California 94941

Item 2(a). Names of Persons Filing:
                Wallace R. Weitz & Company
                Wallace R. Weitz, President and Primary Owner of Wallace R. Weitz & Company

Item 2(b). Principal Business Address of Persons Filing:
                1125 South 103rd Street, Suite 600
                Omaha, Nebraska 68124-6008

Item 2(c). Citizenship:
                Wallace R. Weitz & Company - State of Nebraska
                Wallace R. Weitz - Citizen of United States of America

Item 2(d). Title of Class of Securities:
                Common Stock

Item 2(e). CUSIP Number:
                758075402

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Wallace R. Weitz & Company ("Weitz & Co.") as a registered investment adviser. All of the securities reported in this statement are owned of record by investment advisory clients of Weitz & Co. and none are owned directly or indirectly by Weitz & Co. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Weitz & Co. is the beneficial owner of any of the securities covered by the statement.

          (g) Control Person. This statement is also being filed by Wallace R. Weitz ("Weitz"), President and primary owner of Weitz & Co. in the event he could be deemed to be an indirect beneficial owner of the securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Mr. Weitz does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Weitz is the beneficial owner of any of the securities covered by this statement.


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

Item 4. Ownership:

                    (a) Amount Beneficially Owned:
                          (i)   Weitz & Co.    4,575,104 Shares
                          (ii)  Weitz          4,575,104 Shares

                    (b) Percent of Class:
                          (i)   Weitz & Co.    17.1%
                          (ii)  Weitz          17.1%

                    (c) Number of Shares as to which such person has:
                          (i)   sole power to direct vote:
                                       (i)  Weitz & Co.     4,524,604*
                                       (ii) Weitz           0

                          (ii)  shared power to direct vote:
                                       (i)  Weitz & Co.     4,524,604*
                                       (ii) Weitz           4,524,604*

                          (iii) sole power to dispose:
                                       (i)  Weitz & Co.     4,575,104
                                       (ii) Weitz           0

                          (iv)  shared power to dispose:
                                       (i)  Weitz & Co.     4,575,104
                                       (ii) Weitz           4,575,104

Item 5. Ownership of Five Percent or Less of a Class
                N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person
                The Weitz Funds-Value Fund, a registered investment company, is the record owner of 2,330,000** shares of the Issuer as of December 31, 2006, representing 8.7% of the Issuer's shares. Weitz & Co. has the sole power to vote or direct the vote of the securities owned by the Value Fund.


*1,955,225 of the shares of common stock are subject to a Voting Agreement pursuant to which Wallace R. Weitz & Company has transferred its voting rights with respect to such shares to certain principal shareholders of Redwood Trust.

**995,753 of the shares owned by the Value Fund are subject to a Voting Agreement pursuant to which Wallace R. Weitz & Company has transferred its voting rights with respect to such shares to certain principal shareholders of Redwood Trust, Inc.


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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                N/A

Item 8. Identification and Classification of Members of the Group
                N/A

Item 9. Notice of Dissolution of Group
                N/A

Item 10. Certification
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Date: January 30, 2007

                WALLACE R. WEITZ & COMPANY

                By:    /s/ Wallace R. Weitz
                Name:  Wallace R. Weitz
                Title: President

                WALLACE R. WEITZ
                (Individually)

                /s/ Wallace R. Weitz


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


                             Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 30th day of January, 2007.


                WALLACE R. WEITZ & COMPANY

                By:    /s/ Wallace R. Weitz
                Name:  Wallace R. Weitz
                Title: President

                WALLACE R. WEITZ
                (Individually)

                /s/ Wallace R. Weitz


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